REVISED SCHEDULE A
Compensation pursuant to Section 4 of Subadvisory Agreement shall be calculated in accordance with the following schedules:

Fund                                                                                     Rate*

AZL Invesco International Equity Fund	0.45% on the first $500 Million

0.40% on the next $500 Million

0.35% thereafter

AZL Invesco Equity and Income Fund	0.425% on the first $100 million
0.400% on the next $150 million
0.375% on the next $250 million
0.325% thereafter
AZL Invesco Growth and Income Fund**	0.425% on the first $100 million

0.400% on the next $150 million

0.375% on the next $250 million

0.325% thereafter

* For Funds with multiple rates, when average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate.  For example, if average daily net assets are $1.2 billion in the AZL Invesco International Equity Fund, a rate of 45 bps would apply to the first $500 million, a rate of 40 bps would apply to the next $500 million, and a rate of 35 bps would apply to the remaining $200 million in assets.
The rates set forth above apply to average daily net assets that are subject to the Subadviser's investment discretion in the Funds.
** Minimum fee payable per calendar year is $100,000

Acknowledged:

ALLIANZ INVESTMENT                                                           INVESCO ADVISERS INC.
MANAGEMENT LLC

By: /s/ Brian Muench                                                                  By: /s/  John S. Cooper
Name: Brian Muench                                                                  Name:John S. Cooper
Title: President                                                                            Title: Head of US Sales

Effective as of October 1, 2011, the schedule is revised to reflect a fee change to the AZL Invesco Equity and Income Fund.

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